Exhibit 99.1

INTERMAP ANNOUNCES $20.1 MILLION BOUGHT DEAL OFFERING

/NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES./

DENVER, Sept. 22, 2025 /CNW/ - Intermap Technologies Corporation (TSX: IMP) (OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Stifel Canada (collectively, the “Underwriters”, who have agreed to purchase, on a “bought deal” basis 6,700,000 Class A common shares (the “Common Shares”) of the Company at a price of $3.00 per Common Share, for aggregate gross proceeds of $20,100,000 (the “Offering”).

The Underwriters will also have the option, exercisable in whole or in part at any time on or up to 30 days after the Closing Date, to purchase up to an additional 1,005,000 Common Shares, to cover over-allotments, if any, and for market stabilization purposes. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering will be $23,115,000.

The net proceeds of the Offering will be used for working capital and general corporate purposes.

The Offering is scheduled to close on or about September 29, 2025 (the “Closing Date”) and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the conditional approval of the Toronto Stock Exchange.

The Common Shares will be offered by way of a shelf prospectus supplement to be filed in each of the provinces of Canada (other than Québec) pursuant to National Instrument 44-102 – Shelf Distributions and in the United States on a private placement basis to “Qualified Institutional Buyers” (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “1933 Act”)) pursuant to Rule 144A of the 1933 Act and in compliance with applicable state securities laws.

This news release is not an offer or a solicitation of an offer of securities for sale in the United States. The Common Shares have not been and will not be registered under the 1933 Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Intermap Reader Advisory

Certain information provided in this news release, including reference to the availability of proceeds from the Offering, the expectation that the Offering will close and the anticipated timing thereof and the intended use of proceeds in the Offering in connection therewith, constitutes forward-looking statements. The words “will”, “intends”, “expected to”, “subject to” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, the nature of government contracts, including changing political circumstances in the relevant jurisdictions, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form for the year ended December 31, 2024 and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

SOURCE Intermap Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/September2025/22/c4812.html

%SEDAR: 00004705E

For further information: For more information, please visit www.intermap.com or contact: Jen Bakken, Executive Vice President and CFO, CFO@intermap.com, +1 (303) 708-0955; Sean Peasgood, Investor Relations, Sean@SophicCapital.com, +1 (647) 260-9266

CO: Intermap Technologies Corp.

CNW 15:30e 22-SEP-25